UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 64950/July 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14452

In the Matter of	:
	:
INTERACTIVE TELESIS, INC.,	:
INTERCONTINENTAL TECHNOLOGIES	:
GROUP, INC.,	: ORDER MAKING FINDINGS
INTERGLOBAL WASTE MANAGEMENT, INC.,	: AND REVOKING
INTERNATIONAL ENERGY CONSULTANTS, INC.,	: REGISTRATIONS
INTERNATIONAL THERMAL PACKAGING, INC.,	: BY DEFAULT
INTERNET CULINARY CORP.	:
(F/K/A CAPITOL SILVER MINES, INC.),	:
IRT CORP., and	:
I2CORP.COM	:
(F/K/A PCG MEDIA, INC.)	:

SUMMARY

        This Order revokes the registrations of the registered securities of Interactive Telesis, Inc., Intercontinental Technologies Group, Inc., Interglobal Waste Management, Inc., International Energy Consultants, Inc., International Thermal Packaging, Inc., Internet Culinary Corp. (f/k/a Capitol Silver Mines, Inc.), and IRT Corp. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on July 5, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each

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[1] The other captioned Respondent, i2corp.com (f/k/a PCG Media, Inc.), remains in the proceeding.

was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 9, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Interactive Telesis, Inc. (CIK No. 1027377),[3] is a forfeited Delaware corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended October 31, 2001, which reported a net loss of over $241,000 for the prior three months. On March 8, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, and the case was terminated on February 17, 2005.

Intercontinental Technologies Group, Inc. (CIK No. 753282), is a revoked Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997.

Interglobal Waste Management, Inc. (CIK No. 1136329), is a suspended California corporation located in Camarillo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10/A registration statement on August 24, 2001, which reported a net loss of over $23 million for the prior six months.

International Energy Consultants, Inc. (CIK No. 1074378), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for

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[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

the period ended June 30, 2001, which reported a net loss of over $1.2 million for the prior six months.

International Thermal Packaging, Inc. (CIK No. 880591), is a suspended California corporation located in Glendale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended January 31, 2001, which reported a net loss of over $2.8 million for the prior twelve months.

Internet Culinary Corp. (f/k/a Capitol Silver Mines, Inc.) (CIK No. 1096008) is a revoked Nevada corporation located in Laguna Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on May 4, 2000, which reported a net loss of over $1.9 million from its May 16, 1967 inception through March 31, 2000. On March 15, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was converted to Chapter 7, and the case was terminated on September 23, 2003.

IRT Corp. (CIK No. 52589) is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended March 31, 1994, which reported a net loss of over $4.9 million for the period from January 4, 1994, to July 26, 1994. The Form 10-K's financial statements were unaudited and, accordingly, did not comply with Rules 3-01 through 3-04 of Regulation S-X. On July 27, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, and the case was terminated on December 7, 2000.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket

879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Interactive Telesis, Inc., is REVOKED;

the REGISTRATION of the registered securities of Intercontinental Technologies Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Interglobal Waste Management, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Energy Consultants, Inc., is REVOKED;

the REGISTRATION of the registered securities of International Thermal Packaging, Inc., is REVOKED;

the REGISTRATION of the registered securities of Internet Culinary Corp. (f/k/a Capitol Silver Mines, Inc.) is REVOKED; and

the REGISTRATION of the registered securities of IRT Corp. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge